

December 27, 2013

Via E-mail
Adena T. Friedman
Chief Financial Officer
The Carlyle Group L.P.
1001 Pennsylvania Avenue, NW
Washington, DC 20004

> **Re:**   **The Carlyle Group L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 14, 2013**
> **Form 10-Q for the Quarterly Period Ended September 30, 2013**
> **Filed November 12, 2013**
> **File No. 001-35538**

Dear Ms. Friedman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1. Business

1.   In future filings, please provide a description of your organizational and ownership structure in this section, including a diagram. Discuss the Carlyle Holdings partnership units your founders and other key business personnel received that you reference in the risk factor on page 27.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Performance Fees, page 114

2.   We note your disclosure that the performance fees recorded in 2012 and 2011 were due principally to increases in the fair value of the underlying funds, which increased approximately 14% and 16% in total remaining value during 2012 and 2011, respectively. We also note that the increase in the fair value of the investments was driven by asset performance and operating projections as well as increases in market comparables. In future filings, when significant changes in the fair values of your investments occur and have a material impact on your performance fees, please revise your disclosure to discuss the key market factors that positively or negatively impacted the fair values of your investments and explain whether fair values generally increased (decreased) across your portfolio or whether it varied by fund and/or industry and if so, why.

Item 8. Financial Statements and Supplementary Data

Note 3 - Acquisitions, Strategic Investments, and Acquired Intangible Assets

Investment in NGP, page 200

3.   We note your disclosure on page 201 that the difference between the cost of your initial investment in NGP Management and the underlying net assets of the entity was $259.8 million and will be amortized over a period of ten years as a reduction of realized investment income. We also note that this difference, in part, relates to the options granted to you by the sellers to purchase additional interests in NGP in the future for a predetermined purchase price. Please tell us how you considered the value of these purchase options and whether they need to be accounted for in accordance with ASC 815.

Note 4 – Fair Value Measurement, page 206

4.   We note your disclosure that the valuations for corporate private equity and real estate investments may be derived by reference to observable valuation measures adjusted by management for differences between the investment and the referenced comparables, and in some instances by reference to option pricing models or other similar methods. Please revise your disclosure to discuss the type of adjustments and the factors and information you consider when determining the appropriate adjustment to make to the observable valuation measures of your corporate private equity and real estate investments. Also explain the situations when the fair value determination would be made by reference to option pricing models or other similar methods.

5.   We note that in your tabular disclosure of significant Level III inputs on page 212 you disclosed the weighted average input for each of the unobservable inputs, but in certain circumstances, you did not disclose the related range for the unobservable inputs used. Please revise your disclosure in future filings to disclose the range of inputs used in all situations where more than one unobservable input is utilized in the determination of fair value.

6.   Please revise future filings to provide further discussion of the valuation processes utilized by management in valuing your Level III measurements in accordance with ASC 820-10-50-2(f) and 820-10-55-105.

7.   We note your disclosure that investments in partnership and LLC interests are valued using the NAV of the underlying fund. However, it is not clear to us where you have provided all the required disclosures of ASC 820-10-50-6A. Please advise, or revise your disclosure in future filings as necessary.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Item 1. Financial Statements

Note 17 - Consolidation of a Real Estate Development Company, page 55

8.   We note your disclosure that during the second quarter of 2013, you concluded that the Carlyle investment vehicle through which you funded capital into Urbplan was a variable interest entity (VIE), and that the Partnership was the primary beneficiary of the VIE and thus began consolidating the investment vehicle in the second quarter of 2013. You then go on to state that during the third quarter of 2013, you concluded that the decision to provide additional capital to Urbplan was a reconsideration event under ASC Topic 810, and as a result of your analysis, you concluded that Urbplan was a VIE and that the Partnership had to consolidate Urbplan as of September 30, 2013. Please respond to the following:

•   Please describe the factors related to Urbplan that changed between the second and third quarter which caused you to conclude that you were not required to consolidate Urbplan until the third quarter of 2013. For example, please clarify whether Urbplan was not a VIE prior to the third quarter of 2013 or it was but you were not deemed to be the primary beneficiary until the third quarter of 2013.

•   Please clarify whether you still consolidate the Carlyle investment vehicle through which you funded capital into Urbplan. If yes, please tell us whether the investment vehicle has any other investments besides Urbplan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Pechenik at (202) 551-3541 or me at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant